UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 5, 2014	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Reports 2014 Third Quarter Results

Adjusted EBITDA of $27.1 million

Adjusted net earnings of $0.23 per diluted share

MONTREAL, QUEBEC and SARASOTA, FLORIDA – November 5, 2014 - Intertape Polymer Group Inc. (TSX:ITP) (“Intertape” or the “Company”) today released results for the third quarter ended September 30, 2014. All amounts in this press release are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers.

Third Quarter 2014 Highlights (as compared to third quarter 2013):

•	Revenue increased 4.6% to $209.1 million.

•	Gross margin decreased slightly to 19.4% from 20.0% due mainly to a $1.3 million non-cash Brantford Pension Charge, and $1.1 million of duplicate overhead costs incurred related to the South Carolina Project.

•	Adjusted EBITDA increased 1.4% to $27.1 million including $1.1 million in duplicate overhead costs incurred related to the South Carolina Project.

Other Announcements:

•	The Company repurchased 588,100 common shares under its normal course issuer bid (“NCIB”) for a total purchase price of $7.7 million.

•	Following the reorganization of several legal entities to more efficiently manage intercompany debt, annual cash flow benefits of approximately $7 million are expected beginning at the end of October 2014.

“We are pleased with the increase in revenue which reached $209.1 million. Gross margin for the quarter was solid at 19.4% despite the negative impact of the non-cash Brantford Pension Charge of $1.3 million and $1.1 million of South Carolina Duplicate Overhead Costs,” indicated Greg Yull, President and CEO.

“Our large scale South Carolina Project is progressing well and parts of the tape manufacturing process have been partially or completely transferred to the new Blythewood facility. We remain confident that the project will be completed successfully in the first half of 2015,” concluded Mr. Yull.

On November 4, 2014 the Board of Directors declared a quarterly dividend of $0.12 per common share payable on December 31, 2014 to shareholders of record at the close of business on December 15, 2014. These dividends will be designated by the Company as “eligible dividends” as defined in Subsection 89(1) of the Income Tax Act (Canada).

Revenue for the third quarter of 2014 was $209.1 million, an increase of 4.6% compared to $199.9 million for the same period in 2013. Average selling prices, including the impact of product mix, increased approximately 4% and sales volume was relatively stable. Average selling prices increased primarily due to (i) a favourable product mix across the Company’s major product categories, and (ii) higher prices to manage the spread between selling prices and higher raw material costs.

Revenue for the third quarter of 2014 increased 3.0% from $202.9 million for the second quarter of 2014. Sales volume increased approximately 4% and average selling prices, including the impact of product mix, decreased approximately 1%. Sales volume increased due to increased demand in all of the Company’s major product categories primarily due to normal seasonality. Average selling prices, including the impact of product mix, decreased primarily due to a shift in the product mix resulting from the increase in sales of certain carton sealing tape products.

Gross profit totalled $40.7 million for the third quarter of 2014, a 1.7% increase from $40.0 million for the same period in 2013. Gross margin was 19.4% and 20.0% in the third quarters of 2014 and 2013, respectively. Gross profit increased primarily due to a favourable product mix variance and an increase in the spread between selling prices and higher raw material costs, partially offset by the non-cash Brantford Pension Charge of $1.3 million and approximately $1.1 million of South Carolina Duplicate Overhead Costs.

The “Brantford Pension Charge” refers to the loss on the settlement of the former Brantford, Ontario manufacturing facility pension plan. “South Carolina Duplicate Overhead Costs” are temporary operating cost increases related to operating both plants simultaneously and performing planned actions to mitigate risk associated with new technology, including state-of-the-art equipment, to support the South Carolina Project. The “South Carolina Project” refers to our previously announced relocation and modernization of the Columbia, South Carolina manufacturing operation to the new facility in Blythewood, South Carolina.

Gross profit for the third quarter of 2014 decreased 7.7% from $44.1 million in the second quarter of 2014. Gross margin decreased to 19.4% from 21.7% for the second quarter of 2014. As compared to the second quarter of 2014, gross profit decreased primarily due to net manufacturing cost increases related to planned annual maintenance, the non-cash Brantford Pension Charge and South Carolina Duplicate Overhead Costs, partially offset by an increase in sales volume.

Adjusted EBITDA totalled $27.1 million for the third quarter of 2014, a $0.4 million or 1.4% increase from $26.8 million for the third quarter of 2013 and a $2.3 million or 7.9% decrease from $29.5 million for the second quarter of 2014. The increase in adjusted EBITDA compared to the third quarter of 2013 was primarily due to higher gross profit partially offset by higher professional fees within selling, general and administrative expenses (“SG&A”). The decrease in adjusted EBITDA compared to the second quarter of 2014 was primarily due to lower gross profit.

On October 30, 2014, the Company completed the final steps of a multi-step plan to reorganize the capital structure of several of its legal entities (“Legal Entity Reorganization”) in order to more efficiently manage its intercompany debt. The Company incurred $2.5 million of upfront income tax expense in the third quarter of 2014 as a result of the completion of various steps within the Legal Entity Reorganization plan. The Company incurred an additional $0.3 million of upfront income tax expense on October 30, 2014 upon completion of the final steps of the Legal Entity Reorganization plan. This reorganization is also expected to result in an ongoing annual income tax benefit of approximately $7 million beginning on October 30, 2014.

Net earnings for the third quarter of 2014 totalled $6.0 million ($0.10 per share fully diluted) compared to $14.4 million ($0.23 per share fully diluted) for the third quarter of 2013 and $12.1 million ($0.19 per share fully diluted) for the second quarter of 2014. The decrease in net earnings compared to the third quarter of 2013 was primarily due to higher income tax expense and SG&A. The decrease compared to the second quarter of 2014 was primarily due to a decrease in gross profit and higher SG&A.

Adjusted net earnings totalled $14.3 million ($0.23 per share fully diluted) for the third quarter of 2014 compared to $17.5 million ($0.28 per share fully diluted) for the third quarter of 2013 and $14.5 million ($0.23 per share fully diluted) for the second quarter of 2014.

For a reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures, see the Non-GAAP Financial Measures section below.

Cash flows from operations in the third quarter of 2014 decreased 8.9% to $30.1 million from $33.0 million in the third quarter of 2013 and increased 65.6% from $18.2 million in the second quarter of 2014. The decrease compared to the third quarter of 2013 was primarily due to (i) a larger decrease in inventory in the third quarter of 2013 (ii) an increase in cash income taxes paid and (iii) a larger increase in trade receivables due to higher revenue in the third quarter of 2014. The decrease was partially offset by lower payments made for accounts payable and accrued liabilities. The increase compared to the second quarter of 2014 was primarily due to lower payments made for accounts payable and accrued liabilities, partially offset by an increase in trade receivables due to higher revenue in the third quarter of 2014.

The Company had total cash and loan availability under its Asset-Based Loan Facility of $60.3 million as of September 30, 2014. Total debt as of September 30, 2014 was $141.3 million, an increase of $11.5 million from December 31, 2013. The debt to trailing twelve month adjusted EBITDA ratio was 1.3 as of September 30, 2014.

Outlook

Assuming stable macroeconomic conditions, the Company’s financial projections include the following:

Financial Metric	Outlook
Q4 2014 Revenue Growth	Up 3%-6% over Q4 2013
Q4 2014 Gross Margin	Approximately 19%(1)
Q4 2014 Adjusted EBITDA	$24-$26 million(2)
Q4 2014 Effective Tax Rate	35%-38%
Full Year 2014 Cash Taxes	Less than $5 million (unchanged)(3)
Full Year 2014 Effective Tax Rate	Approximately 42% (up from 40%)
Full Year 2014 Capital Expenditures	$39-$44 million (unchanged)(3)
Full Year 2014 Manufacturing Cost Reductions	$14-$16 million (unchanged)(3)
Total South Carolina Duplicate Overhead Costs	$4-$7 million (unchanged)(3)
Full Year 2015 Income Taxes	30%-35% effective tax rate(4) and full utilization of US net operating losses towards the end of 2015
Full Year 2015 Capital Expenditures	Approximately $30 million(5)

(1)	Includes anticipated South Carolina Duplicate Overhead Costs of approximately $1.2 million and an additional Brantford Pension Charge of up to $0.7 million.
(2)	Includes cash charges for anticipated South Carolina Duplicate Overhead Costs of approximately $0.9 million. The Brantford Pension Charge will not impact adjusted EBITDA.
(3)	Unchanged from guidance provided in the Company’s 2014 Second Quarterly Report.
(4)	Assumes the geographic source of earnings is consistent with 2014.
(5)	Excludes any additional high-return projects identified throughout 2015.

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss), and adjusted earnings (loss) per share. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non- GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other (income) expense; (ii) income tax expense (benefit); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue costs; (v) amortization of intangible assets; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they permit investors to make a meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance for the reasons stated in the previous sentence.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended			Nine months ended
	Sept. 30, 2014	June 30, 2014	Sept. 30, 2013	Sept. 30, 2014	Sept. 30, 2013
	$	$	$	$	$
Net earnings	6.0	12.1	14.4	29.8	13.7
Interest and other expense	1.3	1.2	1.5	3.7	5.6
Income tax expense	6.9	7.5	0.9	21.8	3.5
Depreciation and amortization	6.8	6.7	6.9	19.5	20.8

EBITDA	21.0	27.5	23.7	74.7	43.7
Manufacturing facility closures, restructuring and other related charges	1.6	1.0	0.9	4.0	29.1
Stock-based compensation expense	3.2	1.0	2.1	3.2	4.8
Impairment of long-lived assets and other assets	0.0	—	0.0	0.0	0.2
Other Item: Provision related to the resolution of a contingent liability	—	—	—	—	1.3
Other Item: Brantford pension charge	1.3	—	—	1.3	—

Adjusted EBITDA	27.1	29.5	26.8	83.3	79.1

Adjusted Net Earnings

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) other discrete items as shown in the table below; and (vii) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more accurate than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more accurate than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted Net Earnings Reconciliation to Net Earnings

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended			Nine months ended
	Sept. 30, 2014	June 30, 2014	Sept. 30, 2013	Sept. 30, 2014	Sept. 30, 2013
	$	$	$	$	$
Net earnings	6.0	12.1	14.4	29.8	13.7
Manufacturing facility closures, restructuring and other related charges	1.6	1.0	0.9	4.0	29.1
Stock-based compensation expense	3.2	1.0	2.1	3.2	4.8
Impairment of long-lived assets and other assets	0.0	—	0.0	0.0	0.2
Other Item: Provision related to the resolution of a contingent liability	—	—	—	—	1.3
Other Item: Brantford pension charge	1.3	—	—	1.3	—
Income tax effect of these items	2.1	0.4	0.1	2.3	1.8

Adjusted net earnings	14.3	14.5	17.5	40.6	50.9

Earnings per share
Basic	0.10	0.20	0.24	0.49	0.23
Diluted	0.10	0.19	0.23	0.48	0.22
Adjusted earnings per share
Basic	0.24	0.24	0.29	0.67	0.84
Diluted	0.23	0.23	0.28	0.66	0.83
Weighted average number of common shares outstanding
Basic	60,790,184	60,825,745	60,731,173	60,804,653	60,245,708
Diluted	62,457,931	62,569,430	62,072,583	61,925,183	61,469,178

Conference Call

A conference call to discuss Intertape’s 2014 third quarter results will be held Wednesday, November 5, 2014, at 10 A.M. Eastern Time. Participants may dial 877-223-4471 (USA & Canada) and 647-788-4922 (International).

AN ACCOMPANYING PRESENTATION WILL ALSO BE AVAILABLE. PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS:

http://www.itape.com/Investor-Relations/Events-and-Presentations/Investor-Presentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering the Access Code 23592926. The recording will be available from November 5, 2014 at 1:00 P.M. until December 4, 2014 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 1,850 employees with operations in 16 locations, including 10 manufacturing facilities in North America and one in Europe.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the Company’s expected ongoing annual income tax benefits from the Legal Entity Reorganization plan, the completion of the Company’s South Carolina Project, the Company’s dividends, and the Company’s 2014 fourth quarter and full year outlook, as well as the expected South Carolina Duplicate Overhead Costs, 2015 effective tax rate and 2015 capital expenditures, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated savings from the Company’s manufacturing plant rationalization initiatives; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Asset-Based Loan facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors” “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2013 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and Management’s Discussion & Analysis are available on Intertape Polymer Group’s website at www.itape.com in the Investor Relations section or under the Company’s profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Pierre Boucher

514-731-0000

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